Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated August 12, 2020

to

Prospectus dated April 17, 2020

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 17, 2020 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of September 1, 2020;

•	to disclose the calculation of our July 31, 2020 net asset value (“NAV”) per share for all share classes; and

•	to provide other updates regarding our portfolio and our business.

September 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of September 1, 2020 (and repurchases as of August 31, 2020) is as follows:

Transaction Price (per share)
Class S	$25.3347
Class T	$25.1294
Class D	$25.1548
Class M	$25.2193
Class I	$24.6318
Class F*	$25.0132
Class Y*	$24.6602

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The September 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2020. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since July 31, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

July 31, 2020 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for July 31, 2020.

The following table provides a breakdown of the major components of our total NAV as of July 31, 2020 (dollar amounts in thousands):

Components of NAV	July 31, 2020
Loans receivable	$619,688
Cash and cash equivalents	78,177
Restricted cash	3,923
Other assets	2,457
Collateralized loan obligation, net of deferred financing costs	(322,711)
Repurchase agreements payable, net of deferred financing costs	(114,479)
Accrued stockholder servicing fees (1)	(111)
Other liabilities	(6,524)

Net asset value	$260,420

Number of outstanding shares	10,363,350

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of July 31, 2020, we accrued under GAAP $12,184 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of July 31, 2020 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$104,384	$31,257	$13,723	$43,129	$41,942	$22,505	$3,480	$260,420
Number of outstanding shares	4,120,212	1,243,831	545,532	1,710,161	1,702,761	899,737	141,116	10,363,350

NAV per Share as of July 31, 2020	$25.3347	$25.1294	$25.1548	$25.2193	$24.6318	$25.0132	$24.6602

Portfolio Update

As of July 31, 2020, we had not recorded any impairments or non-accruals in our private loan portfolio, which represented 100% of our total investments as of such date. We continue to closely monitor our entire private loan portfolio and remain in regular dialogue with our borrowers. The increase in our NAV during July 2020 was driven primarily by (i) the sale of our liquid CMBS portfolio at a premium to its holding value and (ii) our loan portfolio generating income in excess of our current distribution rate. The sale of our liquid CMBS portfolio provided us with additional liquidity to fund new transactions as of July 31, 2020.

July 2020 Distributions

On July 31, 2020, we paid our July 2020 cash distributions for each class of our common stock in the amounts per share set forth below:

Class F Common Stock	$0.1610
Class Y Common Stock	$0.1610
Class I Common Stock	$0.1350
Class T Common Stock	$0.1173
Class S Common Stock	$0.1173
Class D Common Stock	$0.1288
Class M Common Stock	$0.1288

Financing Arrangements

WF-1 Facility

On August 3, 2020, and effective March 31, 2020, we, as guarantor, entered into an Amendment No. 3 to Guarantee Agreement, or the WF-1 Guarantee Amendment, with Wells Fargo, as buyer, which amended the guarantee agreement, or the WF-1 Guarantee, pursuant to which we guarantee WF-1’s obligations under the WF-1 Repurchase Agreement subject to the limitations specified therein. The WF-1 Guarantee Amendment, among other things, set the required minimum adjusted tangible net worth we are required to maintain at the greater of (A) (i) 75% of all equity capital raised by us from and after the date of our formation plus (ii) 75% of certain outstanding capital commitments minus (iii) 75% of the amounts expended by us for equity redemptions or repurchases from and after the date of our formation and (B) 75% of the then-current maximum facility size.

GS-1 Facility

On August 3, 2020, and effective March 31, 2020, we, as guarantor, entered into a Second Amendment to Guarantee Agreement, or the GS-1 Guarantee Amendment, with Goldman Sachs, as buyer, which amended the guarantee agreement, or the GS-1 Guarantee, pursuant to which we guarantee 50% of GS-1’s obligations under the GS-1 Repurchase Agreement, subject to the limitations specified therein. The GS-1 Guarantee Amendment, among other things, set the minimum adjusted tangible net we are required to maintain at (i) 75% of all equity capital raised by us from and after the date of our formation plus (ii) 75% of certain outstanding capital commitments minus (iii) 75% of the amounts expended by us for equity redemptions or repurchases from and after the date of our formation.